FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS’ TTI-2341 EGFR INHIBITOR PROGRAM FEATURED AT THE
SOCIETY FOR NEURO-ONCOLOGY 22ND ANNUAL MEETING

TORONTO, Nov. 20, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that new preclinical data for its novel covalent EGFR inhibitor were presented at the Society for Neuro-Oncology 22nd Annual Meeting, November 16-19, in San Francisco.

Poster Presentation: TTI-2341: A novel, orally bioavailable, brain-penetrant, covalent epidermal growth factor receptor (EGFR) inhibitor for treatment of glioblastoma multiforme (GBM) and brain metastases of non-small cell lung cancer (NSCLC).

This poster presentation highlighted preclinical data for TTI-2341, a novel covalent EGFR inhibitor. TTI-2341 had potent activity against a broad range of EGFR variants, including disease-relevant mutants T790M and C797S. TTI-2341 was shown to penetrate the blood brain barrier and demonstrated superior ADME properties and oral bioavailability relative to benchmark drugs afatinib and osimertinib. Notably, TTI-2341 achieved greater than 20-fold higher free drug brain exposure compared to osimertinib and was well tolerated at levels expected to be efficacious.

“Aberrant EGFR activity is clearly implicated in CNS tumors, particularly glioblastoma multiforme and brain metastases of non-small cell lung cancer,” said Trillium CEO Dr. Niclas Stiernholm. “Currently available EGFR inhibitors have demonstrated limited efficacy due to poor penetration of the blood brain barrier and low activity against resistance-associated EGFR mutations. Our emerging preclinical data suggests that TTI-2341 can overcome these limitations.”

About Glioblastoma Multiforme (GBM)

GBM is the most aggressive form of cancer that originates within the brain. While initial symptoms are non-specific, worsening of symptoms is generally very rapid, and includes headaches, and personality changes, progressing to seizures, unconsciousness and death. With treatment, survival is typically twelve to fifteen months, due to the aggressive nature of the tumor and lack of highly effective therapies. The effectiveness of drug therapies is significantly impeded by the anatomy and physiology of the brain, which prevents many drugs from penetrating to the site of the tumor.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's belief that TTI-2341 penetrates the blood brain barrier, has superior properties relative to benchmark drugs, and free drug brain exposure at levels expected to be efficacious. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage studies may not be indicative of favorable outcomes in clinical trials; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com